

June 3, 2010

By U.S. mail and facsimile to (503) 653-4555

Mr. Calvin E. Jenness, Senior Vice President and Chief Financial Officer
Blount International, Inc.
4909 SE International Way
Portland, OR 97222-4679

> **RE:** **Blount International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on April 28, 2010**
> **File No. 1-11549**

Dear Mr. Jenness:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 3

General

1. In light of your disclosure related to litigation involving an alleged patent infringement (see "Litigation - We may have litigation liabilities …" risk factor on page 9), in future filings please included disclosure in accordance with Item 101(c)(1)(iv) of Regulation S-K.

Available Information, page 5

2. In future filings please correct the Commission's public reference room address. The correct address is 100 F Street, NE, Washington DC 20549.

Statement of Cash Flows, page 35

3. In future filings, beginning with the June 30, 2010 Form 10-Q, please present net income as the beginning line of the statement of cash flows. Refer to ASC Topic 230-10-45-32.

Note 21: Consolidating Financial Information, page 57

4. Please describe and quantify for us the cash transactions comprising the $14,314 Blount International, Inc. 2009 operating cash flow balance reported on page 60, since we note it generates no sales. The guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.

Item 9A. Controls and Procedures, page 62

5. In defining the internal controls over financial reporting and disclosure controls and procedures, you appear to use Rule 13a–15(e) of the Exchange Act, which defines only disclosure controls and procedures. In future filings, when defining internal controls over financial reporting please reference the definition in Rules 13a–15(f) or 15d–15(f) of the Exchange Act or simply state your effectiveness conclusion without including a definition.

Item 15. Exhibits and Financial Statement Schedules, page 64

6. We note that you have not filed the exhibits to the Second Amended and Restated Credit Agreement (Exhibit 4(d)). Please file a complete copy of this agreement with your next Exchange Act report.

7. With respect to Exhibit 4(e), in future filings please revise your disclosure to indicate the actual document or agreement which is filed as an exhibit to the annual report and, to the extent that such document is being incorporated by reference from another filing, clearly indicate such filing and the Commission file number.

8. In future filings, please ensure that each exhibit, including Exhibits 31.1 and 31.2, is filed as a separate exhibit on EDGAR.

9. In future filings, please file the certification exactly as called for by Item 601(b)(31) of Regulation S-K. We note the deletion of the language in paragraph 5 "or persons performing the equivalent functions."

Signatures

10. In future filings, please ensure that the annual report is signed on behalf of the company also by the principal financial officer and principal accounting officer/controller of the company. See General Instruction D to Form 10-K.

Definitive Proxy Statement on Schedule 14A filed on April 28, 2010

General

11. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Supplementally please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

12. In future filings, please disclose what role the board plays in the company's risk oversight. See Item 407(h) of Regulation S-K.

Compensation Discussion and Analysis, page 243

Base Salary Program, page 25

13. To help investors better understand your competitive market analysis, in future filings please disclose the parameters of the companies used in your benchmarking analysis. For example, please provide information about the industry, the average size of companies and the geography you used in creating your survey group.

Short-Term Non-Equity Incentives: The Executive Management Annual Incentive Plan, page 26

14. With respect to the KBBOs, please disclose in future filings what the key base operating objectives were for each named executive officer and how the compensation committee determined achievement of these objectives. To the extent that the compensation committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

15. In future filings, please discuss in greater detail the exercise of discretion in the granting of bonuses. For instance, we note footnote (3) on page 26 in which you disclose that the compensation committee exercised its discretion when it granted Mr. Collins a prorated bonus of $33,000.

Payment Payments Upon a Change-in-Control, page 49

16. In future filings please disclose what constitutes a change in control event for purposes of triggering the various change in control benefits.

                              *   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Calvin E. Jenness
Blount International, Inc.
June 3, 2010
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief